SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Capital Senior Living Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Shmuel Lieberman
c/o GF Investments
810 Seventh Avenue
28th Floor,
New York, NY 10019
(212) 259-0300

with a copy to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Seymour Pluchenik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 373, 912(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 373, 912(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373, 912
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.07%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]

Represents 16,917 shares of common stock, $0.01 par value (“Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”) owned by PF Investors, LLC (“PF Investors”) and 356,995 shares of Common Stock owned by Silk Partners, LP (“Silk”).

[2]	This calculation is based on 2,190,599 shares of Common Stock outstanding as of August 10, 2021, as reported on the Form 10-Q filed by the Issuer on August 13, 2021.

CUSIP No. 140475104	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Sam Levinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 356,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 356,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Represents 356,995 shares of Common Stock, owned by Silk.

CUSIP No. 140475104	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Simon Glick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 356,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 356,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 140475104	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Silk Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 356,995(3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 356,995(3)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS Siget, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 356,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 356,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS Siget NY Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 356,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 356,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS 1271 Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 356,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 356,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS PF Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,917(4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,917(4)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,917
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

[4]	Represents 16,917 shares of Common Stock owned by PF Investors.

CUSIP No. 140475104	13D	Page 10 of 15 Pages

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC (the “Reporting Persons”) on September 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed on October 9, 2018, Amendment No. 2 to Schedule 13D filed on June 5, 2019, Amendment No. 3 to Schedule 13D filed on July 1, 2019 and Amendment No. 4 to Schedule 13D filed on August 17, 2021 (the “Schedule 13D”), relating to the beneficial ownership of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

No changes.

Item 2.  Identity and Background.

No changes.

CUSIP No. 140475104	13D	Page 11 of 15 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price for the shares of Common Stock beneficially owned by the Reporting Persons was $40,818,135.27. Silk and PF Investors used a portion of their working capital to fund those purchases.

 Item 4.  Purpose of Transaction.

Except as specifically set forth below, no changes.

Item 4 is hereby amended and restated by adding the following sentence to the first paragraph.

The Reporting Persons believe that an underwritten shareholder rights offering could offer superior value to the currently proposed transaction.

Item 4 is hereby amended and restated by adding the following as the fourth paragraph.

This Schedule 13D is not a solicitation and the Reporting Persons are not hereby soliciting, and do not intend to solicit, any stockholder to vote, withhold a vote, grant a proxy with regard to, or in any other way take any action with regard to the matters to be voted upon at the Special Meeting of the Issuer on October 12, 2021 and will not accept any proxies in connection with the same.

Item 5.  Interest in Securities of the Issuer.

Except as specifically set forth below, no changes.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)

Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 356,995 shares of Common Stock, or approximately 16.30% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 373,912 shares of Common Stock, or approximately 17.07% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 16,917 shares of Common Stock, or approximately 0.77% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on 2,190,599 shares of Common Stock outstanding, as reported as of August 10, 2021 on the Form 10-Q filed by the Issuer on August 13, 2021.

Item 5(c) is supplemented as follows:

(c)	The transactions in shares of Common Stock effected by the Reporting Persons in the last sixty days are set forth on Schedule 1 attached hereto, all of which were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.  Material to Be Filed as Exhibits.

No changes.

CUSIP No. 140475104	13D	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2021

SAM LEVINSON

/s/ Sam Levinson

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

SILK PARTNERS, LP

By	Siget, LLC, a Delaware limited liability company and general partner of Silk Partners, LP

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

SIGET, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

CUSIP No. 140475104	13D	Page 13 of 15 Pages

SIGET NY PARTNERS, L.P.

By	1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

1271 ASSOCIATES, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

PF INVESTORS, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Manager

CUSIP No. 140475104	13D	Page 14 of 15 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected in the last Sixty Days

The following transactions were effected by Silk Partners, L.P. in the Common Stock in the last sixty days.

Trade Date	Security	Number of Shares Bought / (Sold)	Price per Share ($)
08/17/2021	Common Shares	336	$30.42(1)
08/19/2021	Common Shares	1,157	$32.505
08/19/2021	Common Shares	100	$32.5075
08/20/2021	Common Shares	775	$31.47(2)
08/23/2021	Common Shares	5,318	$33.98(3)
08/23/2021	Common Shares	3,561	$34.16(4)
08/26/2021	Common Shares	2	$33.84(5)
08/26/2021	Common Shares	1,480	$34.36(6)
09/02/2021	Common Shares	3,887	$35.83(7)
09/09/2021	Common Shares	6,899	$32.98(8)
09/10/2021	Common Shares	2,557	$31.96(9)
09/10/2021	Common Shares	5,000	$32.22(10)

(1)	Reflects weighted average sale price. Actual sale prices ranged from $30.285 to $30.50. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(2)	Reflects weighted average sale price. Actual sale prices ranged from $31.44 to $31.50. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(3)	Reflects weighted average sale price. Actual sale prices ranged from $33.84 to $34.00. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(4)	Reflects weighted average sale price. Actual sale prices ranged from $34.02 to $34.25. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(5)	Reflects weighted average sale price. Actual sale prices ranged from $33.80 to $33.88. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(6)	Reflects weighted average sale price. Actual sale prices ranged from $34.08 to $34.50. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(7)	Reflects weighted average sale price. Actual sale prices ranged from $35.67 to $36.00. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(8)	Reflects weighted average sale price. Actual sale prices ranged from $32.75 to $33.00. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(9)	Reflects weighted average sale price. Actual sale prices ranged from $31.81 to $32.00. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

(10)	Reflects weighted average sale price. Actual sale prices ranged from $32.15 to $32.25. The reporting person undertakes to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 140475104	13D	Page 15 of 15 Pages

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on September 10, 2018).